NEWS RELEASE

EMX Royalty Provides an Update on Gold Line Resources and the

Gold Line Royalty Properties in Sweden

Vancouver, British Columbia, September 30, 2019 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that partner Gold Line Resources ("GLR"), a private British Columbia Company, has completed an oversubscribed private financing, having raised $912,750 (all dollar amounts in CDN). GLR is currently advancing EMX's Gold Line royalty properties in central Sweden, a group of 13 exploration licenses (the "Properties") that contain a variety of gold prospects, anomalies and historic drill defined zones of mineralization (see Figure 1). Please see EMX news release dated April 4, 2019 and www.EMXroyalty.com for additional information on the Properties.

In addition to closing the financing, GLR has completed a wide range of exploration work across all of the land positions this summer. These programs consisted of extensive soil, stream and other surface sampling campaigns, as well as ground based geophysical surveys covering select target areas. The programs are now largely complete, with GLR awaiting the results from the sampling programs. The goal of the programs is to further refine drill targeting and generate new prioritized exploration targets.

Details of the Financing. GLR has raised $912,750 through issuance of 18,255,000 shares of GLR at $0.05/share. GLR intends to use the funds to conduct additional exploration on the Properties, as well as for general operational support. This work will focus on high value, but low cost field-based approaches to prepare the Properties for further drill testing.

Upon closing of the transaction, EMX will retain a 3% net smelter return ("NSR") royalty on the Properties along with a 9.9% equity ownership of Gold Line Resources and other consideration. EMX has the right to maintain its 9.9% interest in GLR, at no additional cost to EMX, via issuance of GLR shares to EMX until GLR has raised $5,000,000 in new equity. See EMX News Release dated April 4, 2019 for additional details on the EMX-GLR agreement terms.

Summary of 2019 Summer Field Programs. Work completed thus far by GLR on the Properties includes:

  Extensive soil sampling across areas of known gold mineralization and historic anomalies.
  Stream sediment sampling that covers the entirety of the license areas.
  Over 550 line kilometers of ground magnetic surveys completed across several licenses.
  Detailed mapping and sampling of previously recognized zones of gold mineralization.
  In total, ~1200 surface samples of various types were collected during the summer programs.
  Sampling of historic drill holes that had not been previously analyzed, consisting of thirty core samples from prospective zones of mineralization.
  Generation of 3D models for historic drill defined zones of mineralization.

EMX is highly encouraged by GLR's initial results and the prioritized exploration targets identified thus far. Additional target areas are likely to be identified once final assays from the summer exploration programs are received. GLR has advised EMX that it anticipates obtaining "a public listing in the near future in conjunction with raising further capital to conduct an initial drilling program in 2020."

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Overview of Properties. The Properties comprise 54,591 hectares of exploration licenses, which form a linear trend spanning 170 kilometers from north to south. These include the Storjuktan, Paubacken, Paubacken Norra, Blabarliden, Rotjanen and Kankberg Norra license groups. Each of the license areas was originally acquired by EMX due to the presence of either reported gold mineralization or geological characteristics similar to other known gold occurrences and deposits in the area. Several of the Properties have outcropping or drill-defined zones of gold mineralization from historic programs that are in need of further assessment. This includes a historic intercept of 6 meters averaging 11.2 g/t gold in drill hole DH07-23 (true width unknown), drilled by Lappland Goldminers AB in 2007[1] within the Blabarliden license.

The Properties also include areas of historic gold mining, which are also being assessed as potential small scale development opportunities.

Comments on Exploration Results and Nearby Mines and Deposits. GLR's reconnaissance geochemical sampling and geophysical surveys were conducted in accordance with industry best practice standards. EMX and GLR have not performed sufficient work to verify the Properties' historic drilling results or production data, but consider this information as reliable and relevant. The nearby mines and deposits shown in Figure 1 provide context for the Properties, which occur in a similar geologic setting, but this is not necessarily indicative that the Properties host similar tonnages or grades of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole Scott Close Isabel Belger

President and Chief Executive Officer Director of Investor Relations  Investor Relations (Europe)

Phone: (303) 979-6666 Phone: (303) 973-8585 Phone: +49 178 4909039

Dave@EMXroyalty.com SClose@EMXroyalty.com IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter that ended on June 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year that ended on December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

[1] As reported in: Inbjudan Till Teckning av Aktier i Lappland Goldminers AB (publ), 2011. The Company believes the historic results are reliable and relevant, but a qualified person has not done sufficient work to verify the historic drill results.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Figure 1: Location map for Gold Line Resources Properties in central Sweden. The area shown in yellow shaded color is known as the "Gold Line" in Sweden, and the area shown in blue shaded color is known as the Skellefteå VMS Belt.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com